UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to___________

Commission File Number: 001 – 11639

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.
 LONG TERM SAVINGS and SECURITY PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUCENT TECHNOLOGIES INC.
 600 MOUNTAIN AVENUE
MURRAY HILL, NJ 07974

The total # of pages contained
in this Form 11-K filing is 18

Exhibit Index can be found on

Table of Contents

LUCENT TECHNOLOGIES INC. LONG TERM SAVINGS AND SECURITY PLAN FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005	3

SIGNATURES	16

EXHIBIT INDEX	17

Lucent Technologies Inc.

Long Term Savings and Security Plan

Financial Statements

As of December 31, 2005 and 2004, and
for the year ended December 31, 2005

Lucent Technologies Inc.
Long Term Savings and Security Plan

Index to Financial Statements and Supplemental Schedule As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005

*	Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Lucent Technologies Inc. Long Term Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 23, 2006

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statements of Net Assets Available for Benefits As of December 31, 2005 and 2004 (Thousands of Dollars)

	2005	2004

Assets

Investment in Master Trust	$862,119	$984,328
Participant loans receivable	6,260	6,163

Total investments	868,379	990,491

Company contributions receivable	382	403
Employee contributions receivable	755	796

Total assets	869,516	991,690

Net assets available for benefits	$869,516	$991,690

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2005 (Thousands of Dollars)

Additions to net assets attributed to

Contributions
Employee contributions	$8,810
Company contributions	4,165

Plan’s share of Master Trust investment gain	10,643
Interest from participant loans	275

Total additions	23,893

Deductions from net assets attributed to

Distributions to participants	145,810
Administrative expenses	250

Total deductions	146,060

Net decrease before transfers	(122,167)

Transfer to Lucent Savings Plan, net	(6)
Transfer to Avaya Inc.	(1)

Net decrease	(122,174)

Net assets available for benefits
Beginning of year	991,690

End of year	$869,516

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (the “Company”) to provide a convenient way for eligible non-management employees, as described in the Plan, to save on a regular and long-term basis. The Plan became effective October 1, 1996 as the successor to the AT&T Long Term Savings and Security Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Master Trust

Effective August 1, 2005, the Plan assets are held by Mellon Trust of New England, National Association, as Trustee (the “Trustee”), in the Lucent Technologies Inc. Defined Contribution Plan Master Trust (the “Master Trust”). Prior to August 1, 2005, the Plan assets were held by Fidelity Management Trust Company, as former Trustee (the “former Trustee”), in the Lucent Technologies Inc. Group Trust (the “Group Trust”).

Contributions

Effective April 1, 2005, employee contributions of 1% to 25% of eligible pay may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. Prior to April 1, 2005, employee contributions were authorized from pay on the basis of weekly pay in $5 increments as described in the Plan. A supplementary employee contribution could be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees’ matched contribution, resulted in a total contribution of up to approximately 16% of the employee’s weekly rate of pay. The Internal Revenue Code (“IRC”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $14,000 and $13,000 in 2005 and 2004, respectively. For taxpayers age 50 and over, an additional catch-up contribution could be contributed to the Plan during 2005. The statutory annual catch-up contribution in 2005 was $4,000 and in 2004 was $3,000. Employee contributions and Company contributions are invested in accordance with respective participant elections. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Effective March 1, 2003, the Plan was amended to provide for 100% vesting of Company contributions for active employees upon completion of three years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Prior to March 1, 2003, Company matching contributions were vested upon the completion of five years of service.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

After completion of six months of service, the Company contributes on behalf of each participating employee an amount equal to 66 2/3% of the lesser of the amount actually contributed or up to the first 6% of the participant’s eligible compensation, as defined in the Plan. Prior to April 1, 2005, one year of service was required to receive Company matching contributions. Company contributions will not be made with respect to supplementary employee contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2005 and 2004, forfeited amounts totaled approximately $49,000 and $25,000, respectively.

Participant Loans

Effective April 1, 2005, participants may have one general loan and one home loan outstanding at a time. Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Upon default as described in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may have to pay an additional 10% penalty tax on their taxable withdrawal if it occurs before they reach age 59-1/2. Terms for general loans are between 12 and 56 months. Home loans can be for a number of months as requested by the participant not to exceed 175 months. The loans are collateralized by the balance in the participant’s account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4.0% to 9.5% at December 31, 2005. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions

When a participant retires with a service pension from the Lucent Technologies Pension Plan or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed in a single payment or in partial withdrawals as directed by the participant. Effective April 1, 2005, all terminated participants may elect unlimited partial withdrawals of their vested account balance, subject to a minimum withdrawal of $300. Prior to April 1, 2005, in the case of a termination of employment other than retirement or disability, only a single distribution of all vested amounts in the participants account was allowed.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

Effective November 1, 2005, inactive Participants with vested account balances of $5,000 or less will have their account balances automatically distributed if they do not make affirmative distribution elections. Account balances greater than $1,000 but less than or equal to $5,000 will be transferred to Individual Retirement Accounts to be established on behalf of the participants. Accounts of $1,000 or less will be paid directly to the Participant. If the participant does not request a distribution and the account balance exceeds $5,000, the participant’s account shall remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as described in the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The Lucent Savings Plan and the Plan each have an interest in the assets of the Master Trust. The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the Master Trust’s underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are stated at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are stated at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

Plan’s Share of Master Trust Investment Gain

The Plan’s reported investment gain from Master Trust presented in the statement of changes in net assets available for benefits represents its interest in the Master Trust’s investment gain, which consists of the Master Trust’s interest, dividends and net appreciation in fair value of investments. The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Master Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the change in the unrealized appreciation (depreciation).

Transfers to Other Plans, Net

The Plan presents in the Statement of Change in Net Assets Available for Benefits the net amount of transfers to other plans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives

From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

3.	Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated August 24, 2004, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

4.	Guaranteed and Synthetic Investment Contracts

The Master Trust holds investments in guaranteed and synthetic investment contracts as part of the Stable Value Fund. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the guaranteed and synthetic investment contracts was approximately 4.09% and 3.79% for 2005 and 2004, respectively. The crediting interest rate was approximately 4.20% for 2005 and 3.94% for 2004. The crediting interest rate is based on a formula agreed upon with the issuer. Such rates are reviewed on a quarterly basis for resetting.

5.	Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6.	Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

7.	Master Trust Investments

The Lucent Savings Plan and the Plan each had an interest in the assets of the Master Trust and the Group Trust in 2005 and 2004, respectively. Investment income and the Plan’s interest in the net assets of the Master Trust and the Group Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Master Trust as of December 31, 2005 and in the Group Trust as of December 31, 2004 was approximately 12% and 13%, respectively.

Lucent Technologies Inc.
Long Team Savings and Security Plan

Notes to Financial Statements

The following tables present the fair value of investments held with respect to each investment option by the Master Trust/Group Trust as of December 31, 2005 and 2004 (in thousands):

	December 31,
	2005		2004
Investments, at fair value
Non Interest Bearing Cash	$—		$46
TBC Inc. Pooled Employee Daily Liquidity Fund	8		—
Lucent International Equity Fund	336,045		269,337
Lucent Asset Allocation Income Fund	132,509		42,474
Lucent Asset Allocation Fund 2000	—		103,576
Lucent Asset Allocation Fund 2010	313,667		323,482
Lucent Asset Allocation Fund 2020	368,097		352,450
Lucent Asset Allocation Fund 2030	150,718		135,656
Lucent Asset Allocation Fund 2040	41,756		25,998
Lucent Employer Stock Fund - Common Shares	428,466		654,793
Lucent Equity Index Fund	1,628,925		1,074,679
Fidelity Magellan Fund	—		801,676
Lucent Bond Fund	239,613		212,824
Lucent Money Market Fund	501,665		495,334
Lucent Large Cap Growth Equity Fund	96,170		71,516
Lucent Self Directed Brokerage	127,765		92,785
U.S. Small Cap Fund	170,484		134,208
U.S. Large Cap Value Equity Fund	579,571		519,066
Agere Class A Stock	—		1,362
Agere Class B Stock	—		32,639
Lucent Employer Shares Fund I	7,734		13,679
Lucent Employer Shares Fund II	16,882		29,517

	5,140,075		5,387,097
Investment contracts
Guaranteed investment contracts	2,051,624	*	2,201,010
Wrapper	(27,745)		(44,152)

Total investments	$7,163,954		$7,543,955

*        The 2005 guaranteed investment contracts are all synthetic investment contracts with the fair value of the underlying assets of $2,051,624 held in fixed income securities in the Master Trust. The global wrapper value is $(27,745).

Lucent Technologies Inc.
Long Team Savings and Security Plan

Notes to Financial Statements

Investment income for the Master Trust is as follows:

(in thousands)	Year Ended
December 31, 2005
Investment Gain
Net appreciation in fair value of investments	$169,904
Interest and dividends*	72,302

$242,206

* Included $54 million proceeds in connection with the settlement of the securities litigation and the related ERISA cases as approved by the U.S. District Court in Newark, New Jersey in December 2003. The allocation plan for settlement proceeds was approved in May 2005.

As of December 31, 2005, investments in the Master Trust include approximately $2.3 billion in equity funds, $1.2 billion in common stock, $1.0 billion in fixed income funds, $0.2 billion in fixed income securities, $2.0 billion in guaranteed investment contracts and $0.5 billion in Company stock. As of December 31, 2004, investments in the Group Trust include approximately $2.8 billion in equity funds, $0.7 billion in common stock, $0.9 billion in fixed income funds, $0.2 billion in fixed income securities, $2.2 billion in guaranteed investment contracts and $0.7 billion in Company stock.

Investment gain in the Master Trust includes $0.2 billion net gain related to equity funds, $0.1 billion net gain related to fixed income funds, $0.1 billion net gain related to guaranteed investment contracts, and $(0.2) billion net loss related to Company stock.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee or the former Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of Lucent common stock.

9.	Subsequent Events

On April 2, 2006, the Company and Alcatel entered into a merger agreement which they expect will be completed within six to twelve months of the date of the agreement. The impact on the Company stock funds has not been determined.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2005

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Participant loans receivable *	(Interest rates range from 4.0% - 9.5%)	—	$6,259,521

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

Date:	June 23, 2006	By:	/s/ Susan E. Goodwin

Susan E. Goodwin
Director - Human Resources,
North America Region Operations
(Plan Administration)

EXHIBIT INDEX

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm